Att
3/18/2002

02021447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2002 143 SEC MAIL PROCESSING SECTION WASH., D.C.

SEC FILE NUMBER
8- 38186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUND INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

636 Scalp Avenue
(No. and Street)

Johnstown (City) PA (State) 15904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eugene C. Long (814) 269-4890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tranquillo, Victor R.
(Name – *if individual, state last, first, middle name*)

211 East Sample Street (Address) Ebensburg (City) PA (State) 15931 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/02 S.S

OATH OR AFFIRMATION

I, Eugene C. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Investors, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principal/President

Title

Notary Public

Notarial Seal
Sandra J. Sossong, Notary Public
Ebensburg Boro, Cambria County
My Commission Expires Oct. 17, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUND INVESTORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

Victor R. Tranquillo
Certified Public Accountant

Victor R. Tranquillo
Certified Public Accountant

RECEIVED
MAR 0 1 2002
143

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fund Investors, Inc.

I have audited the accompanying statements of financial condition of Fund Investors, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Fund Investors, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Victor R. Tranquillo
February 22, 2002

P.O. Box 778, 211 E. Sample Street, Ebensburg, Pennsylvania 15931
Phone: (814) 472-5780 • Fax: (814) 472-5848 • E-mail: vrtcpa@mail.csrlink.net

FUND INVESTORS, INC.
TABLE OF CONTENTS

Page No.

Independent Auditor's Report 1

Table of Contents 2

Statements of Financial Condition 3

Statements of Income 4

Statements of Changes in Stockholder's Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7-9

Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission 10

Independent Auditor's Report on Internal Control
Structure Required by SEC Rule 17A-5 for a
Broker - Dealer Claiming an Exemption From
SEC Rule 15c3-3 11-12

FUND INVESTORS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets:		
Cash	$18,029	$16,751
Accounts Receivable	4,270	2,867
Securities Owned, at estimated fair value	3,300	3,300
Prepaid Expenses	1,353	1,439
Total Current Assets	26,952	24,357
Property and Equipment		
Office Equipment	3,877	2,475
Less: Accumulated Depreciation	(2,755)	(1,980)
Net Property and Equipment	1,122	495
Total Assets	$28,074	$24,852

LIABILITIES & STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities:		
Commissions Payable	$2,321	$2,002
Income Taxes Payable	842	680
Total Current Liabilities	3,163	2,682
Stockholder's Equity:		
Common Stock	6,000	6,000
Retained Earnings	18,911	16,170
Total Stockholder's Equity	24,911	22,170
Total Liabilities and Stockholder's Equity	$28,074	$24,852

The accompanying notes are an integral part of these financial statements.

FUND INVESTORS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions Earned	$212,341	$212,113
Expenses:		
Employee Compensation	169,537	173,957
Payroll Taxes and Benefits	21,966	24,042
Occupancy	14,668	8,900
Dues, Licenses and Fees	2,587	2,320
Total Expenses	208,758	209,219
Income Before Income Taxes	3,583	2,894
Provision for Income Taxes	842	603
Net Income	$2,741	$2,291

The accompanying notes are an integral part of these financial statements.

FUND INVESTORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2001 AND 2000

	2001	2000
Retained Earnings - January 1	$16,170	$13,879
Net Income	2,741	2,291
Retained Earnings - December 31	$18,911	$16,170

The accompanying notes are an integral part of these financial statements.

FUND INVESTORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities:		
Net Income	$2,741	$2,291
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	775	495
(Increase) Decrease in:		
Commissions Receivable	(1,403)	(2,176)
Prepaid Expenses	86	260
Increase (Decrease) in:		
Commissions Payable	319	1,521
Corporate Taxes Payable	162	(330)
Net Cash Provided by Operating Activities	2,680	2,061
Cash Flows From Investing Activities:		
Purchase of Investments	0	(3,300)
Purchase of Office Equipment	(1,402)	0
Net Cash Used by Investing Activities	(1,402)	(3,300)
Net Increase (Decrease) in Cash	1,278	(1,239)
Cash at Beginning of Year	16,751	17,990
Cash at End of Year	$18,029	$16,751
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for Income Taxes	$680	$933

The accompanying notes are an integral part of these financial statements.

FUND INVESTORS, INC.
NOTES TO FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Fund Investors, Inc. is a broker dealer registered with the National Association of Securities Dealers (NASD). It is a Pennsylvania corporation engaged in the sale of mutual fund shares. The Company does not hold customer accounts.

Commission Recognition

Commissions earned on new accounts are recorded on trade date with appropriate receivable being accrued. Commissions paid to registered representatives on new accounts are accrued at the time of application.

Recurring commissions from direct customer deposits as well as maintenance fees from mutual fund families are recorded when received since they are not readily identifiable. Corresponding commissions payable to registered representatives are not recorded until the commission is received.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and all highly liquid investments with an original maturity of three months or less. At December 31, 2001 and 2000, the Company had no cash equivalents.

Income Taxes

Earnings and profits on the financial statements and income tax returns are reported using the same methods and assumptions. Accordingly, no provision for deferred income taxes is required.

SECURITIES OWNED

In April 2000, Fund Investors, Inc. purchased 300 shares of common stock in "The NASDAQ Stock Market, Inc.", a private placement. These shares are not readily marketable and are included in the accompanying financial statements at their original cost which closely approximates the estimated fair value.

CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2001, were as follows:

Common Stock	Preferred Stock
$10 par value	$10 par value
100,000 shares authorized	100,000 shares authorized
600 shares issued and outstanding	No shares issued

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $19,051, which was $14,051 in excess of its required capital of $5,000. The Company's net capital ratio was .17 to 1 and .16 to 1 for 2001 and 2000, respectively.

SEC RULE 15C3-3 EXEMPTION

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, Fund Investors, Inc. is exempt from the provisions of Rule 15C3-3 as provided in subsections 15C3-3K(1).

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Fund Investors, Inc. had no subordinated liabilities at December 31, 2001 and 2000, or any time during the years then ended.

PENSION PLAN

Fund Investors, Inc. has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this Plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf.

Contributions to the Plan amounted to $19,358 for 2001 and $21,266 for 2000.

INCOME TAXES

The income tax provision consists of the following:

State	$	358
Federal	$	484

There are no differences between the financial statements and tax return, so accordingly, there is no provision for deferred income taxes.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

FOCUS REPORT

There are no material differences in net capital as reported on Fund Investors, Inc's 2001 Focus Report and the accompanying financial statements.

TRANSACTIONS WITH RELATED PARTY

Effective January 1, 1996 the partnership of which Eugene Long, the sole shareholder of Fund Investors, Inc. is a partner, incorporated. The two corporations are not affiliated; however, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations.

Additionally, the Company has adopted the same pension plan as its common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs.

FUND INVESTORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
Net Capital:		
Total Stockholder's Equity	$24,911	$22,170
Stockholder's Equity Not Allowable For Net Capital	0	0
Stockholder's Equity Qualified for Net Capital	24,911	22,170
Deductions:		
Nonallowable Assets:		
Office Equipment, Net	1,122	495
Other Assets	4,653	4,739
	5,775	5,234
Net Capital Before Haircuts on Securities Position	19,136	16,936
Haircuts on Securities	85	0
Net Capital	$19,051	$16,936
Aggregate Indebtedness:		
Accounts Payable	$2,321	$2,002
Accrued Corporate Taxes	842	680
Total Aggregate Indebtedness	$3,163	$2,682
Computation of Basic Net Capital Requirement:		
Minimum Capital Required	$5,000	$5,000
Excess Net Capital at 1500%	$14,051	$11,936
Excess Net Capital at 1000%	$18,735	$16,668
Ratio: Aggregate Indebtedness to Net Capital	.17 to 1	.16 to 1

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Fund Investors, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Fund Investors, Inc. for the year ended December 31, 2001, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for the customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Victor R. Tranquilla

February 22, 2002